As filed with the  Securities  and  Exchange Commission on December 20, 1999.

                                                Registration No. 0-____________

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
               BUSINESS ISSUERS Under Section 12(b) or (g) of the
                         Securities Exchange Act of 1934


                             PHOTOVOLTAICS.COM, INC.
                 (Name of small business issuer in its charter)

                  Delaware                              65-0963621
         (State or other jurisdiction of    (I.R.S. Employer Identification No.)
         incorporation or organization)



          215 Cranwood Dr., Key Biscayne, Florida             33149
         (Address of principal executive offices)           (Zip Code)


Securities to be registered under Section 12(b) of the Act:

         Title of each class                     Name of each exchange on which
         to be so registered                     each class is to be registered

                  None                                    Not Applicable



Securities to be registered under Section 12(g) of the Act:

                          Common Stock, $.01 Par Value
                                (Title of Class)

                                                  TABLE OF CONTENTS


PART I.......................................................................................................   1

ITEM 1.  DESCRIPTION OF BUSINESS............................................................................... 1

ITEM 2.  PLAN OF OPERATION.................................................................................... 23

ITEM 3.  DESCRIPTION OF PROPERTY.............................................................................. 24

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT....................................... 25

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS......................................... 25

ITEM 6.  EXECUTIVE COMPENSATION............................................................................... 26

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS....................................................... 26

ITEM 8.  DESCRIPTION OF SECURITIES............................................................................ 26

PART II....................................................................................................... 29

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS........ 29

ITEM 2.  LEGAL PROCEEDINGS.................................................................................... 29

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE................. 29

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.............................................................. 29

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS............................................................ 30

PART F/S...................................................................................................... 31

PART III...................................................................................................... 31

ITEM 1.  INDEX TO EXHIBITS.................................................................................... 31



                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS.

                                  INTRODUCTION

         Photovoltaics.com, Inc. (the "Company") was incorporated on March 10, 1999 under the laws of the State of Delaware. The Company was formed for purposes of manufacturing (through a proprietary process and design) thin film solar cells and selling such cells by means of a site on the World Wide Web (the "Web"). The Company is in a developmental stage and has not yet commenced full-scale sales, marketing and production activities.

         The address of the Company is 215 Cranwood Dr., Key Biscayne, Florida 33149, and its telephone number is 305/365-5825. The Company's Web site is located at http://www.photovoltaics.com. Information contained in the Company's Web site should not be considered to be a part of this Registration Statement.

                                  RISK FACTORS

          In addition to the other information in this Registration Statement, the following risk factors, among others, should be considered carefully in evaluating the Company and its business.

         Our extremely limited operating history makes an evaluation of us and our future extremely difficult, and profits are not assured.

         The Company was incorporated in March 1998 and has not yet commenced commercial production. Upon incorporation, the Company continued preliminary work commenced by the founder of the Company. In view of the length of its operating history, you may have difficulty in evaluating the Company and its business and prospects. You must consider our business and prospects in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development. For our business plan to succeed, we must successfully undertake most of the following activities:

         *        Raise a sufficient amount of funds to construct necessary
                    equipment and commence production
         *        Construct and successfully test the equipment necessary to manufacture our solar cells
         *        Successfully commence the commercial production of our solar cells
         *        Develop and increase our customer bases
         *        Implement and successfully execute our business and marketing strategy
         *        Continue to develop our technology
         *        Respond to competitive developments
         *        Provide superior customer service and order fulfillment
         *        Attract, retain and motivate qualified personnel.

There can be no assurance that we will be successful in undertaking such activities. Our failure to undertake successfully most of the activities described above could materially and adversely affect our business, prospects, financial condition and results of operations. In addition, once we commence commercial productions of our solar cells, we could incur operating losses until such time (if ever) as we receive a sufficient number of purchase orders for our solar cells. There can be no assurance that sales of our solar cells will ever generate significant revenue, that we will ever generate positive cash flow from our operations or that (if ever attained) we will be able to sustain profitability in any future period. Moreover, we have conducted only very limited testing of mere mock-ups simulating what our solar cells will be like once they are produced. While we were satisfied with the results of our testing, we will have no certainty of our ability to produce successfully our solar cells on a commercial basis until commercial production actually commences.

         We have certain capital needs, and the procurement of financing to meet these needs is uncertain.

         We currently have no constant and continual flow of revenues. Our future liquidity will depend upon numerous factors, including the success of our capital raising activities. We plan to finance our operations for fiscal 2000 through the cash flow from operations once they commence and (prior to that) through either (a) a $2.0 million private placement of our common stock or (b) a capital lease of our equipment and an approximately $500,000 private placement of our common stock. We are looking for sources of capital to fund these alternatives. However, there can be no assurance that we will find such sources. If required financing is not available on acceptable terms, we will be prevented from acquiring necessary equipment, commencing commercial operations and pursing our business plan. Such an occurrence would materially and adversely affect our business and financial condition. If we obtain funds through the issuance of equity securities, the following results will or may occur:

         * The percentage ownership of our existing stockholders will be reduced
         * Our stockholders may experience additional dilution in net book value per share
         * The new equity securities may have rights, preferences or privileges senior to those of the holders of our
                  Common Stock.

Furthermore, any debt financing undertaken to procure funds may involve restrictions limiting our operating flexibility.

         Our future operating results are likely to fluctuate.

         Our quarterly and annual operating revenues, expenses and operating results may fluctuate due to a variety of factors, many of which are beyond our control, including:

         * the timing of orders from, and shipments to, customers
         * the timing of new product introductions by us or our competitors
         * variations in the mix of products sold by us or our competitors
         * the timely payment of our invoices
         * possible decreases in average selling prices of our solar cells in response to competitive pressures
         * market  acceptance  of new and enhanced versions of our solar cells
         * the availability and cost of key raw materials
         * fluctuations in general economic conditions

         Due to all of the foregoing factors, we do not believe that period-to-period comparisons of our historical results of operations will be indicative of future performance. Furthermore, in some future quarters our results of operations may fall below the expectations of any investors in the Common Stock and any securities analysts who follow the Common Stock. In such event, the price of our stock will likely be materially and adversely affected.

         We depend on the acceptance of our solar cells in the solar electric power market.

         We believe we can produce our solar cells at a lower cost per watt than other currently available competing solar cell technologies because of the truly continuous nature of our manufacturing process, the unique design of our solar cells, the use of inexpensive raw materials and the elimination of costly manufacturing steps that must be used in other competing technologies. We believe that the anticipated lower cost per watt of solar cells produced by our manufacturing process will provide us with pricing advantages over current technologies. Our ability to sell our solar cells at a lower price per watt than conventional solar cells and the market acceptance of our solar cells may be affected by:

         * our inability to produce our solar cells at projected costs
         * a more rapid decline in prices for competing solar cells than is currently anticipated
         * the lower energy conversion efficiency and power of our solar cells compared to some competing solar cells
         * the size, appearance and quality of our solar cells
         * the acceptance of our solar cells for incorporation into other applications by manufacturers over which we have no control

         To date, we have received no revenue from the sale of our solar cells. While we believe that our solar cells are commercially viable, developing new products is inherently difficult and uncertain. There can be no assurance that significant market demand for our solar cells will ever develop. The failure of our solar cells to achieve market acceptance, price advantage or both could materially adversely affect our business, results of operations and financial condition.

         We have only one type of product, and our success depends on the success of this single type of product.

         We currently intend to manufacture only solar cells for the foreseeable future. At the present, our success depends entirely upon our ability to manufacture and sell solar cells on a profitable basis. Our lack of product diversification may make the results of our operations riskier and more volatile than they would be if we manufactured more than one type of product.

         The growth of the solar electric power market is uncertain.

         The market for solar electric power products has grown steadily in the past. PV Energy Systems, an independent solar energy market research firm, reports that the shipment volume of solar electric power products has grown at a compound annual rate of approximately 22% since 1994. This firm also predicts that solar electric power shipments will continue to increase at a compound annual growth rate of 24% through 2005. The success of our business depends in part on the assumption of continuing market growth. The failure of the market for solar electric power to continue to grow could materially adversely affect our business, results of operations and financial condition.

         We must keep pace with technological changes.

         The markets for our solar electric power products are characterized by changing technology. While we believe we have developed a new technology for solar electric power applications, our future success will largely depend on our ability to keep pace with advancing solar electric power technology. In addition to our technology, we believe that there are a variety of competing technologies under active development by other companies. Any of these competing technologies could achieve manufacturing costs less than the manufacturing costs expected to be achieved by the solar cells being developed by us. Our development efforts could be rendered obsolete by technological advances of others. Moreover, other materials could prove more advantageous for the commercialization of solar electric power products. We believe that to remain competitive in the future, we will need to invest continued efforts and financial resources in research and development. Our failure to develop and introduce new or improved solar cells in a timely fashion could materially adversely affect our business, results of operations and financial condition.

         Our industry is highly competitive.

         The markets for our solar cells are intensely competitive and characterized by changing technology. We expect to experience competition from numerous companies in each of the markets in which we will participate. We expect that our competition will consist of major electrical, oil and chemical companies, specialized electronics firms, universities, research institutions in the United States, Germany, Japan, Australia and other parts of Asia and Europe, and foreign government-sponsored companies. Most of our competitors will be more established, benefit from greater market recognition and have substantially greater financial, development, manufacturing and marketing resources than we expect to have. We believe the principal competitive factors in the market for solar electric power components are:

         *        price per watt
         *        long-term stability and reliability
         *        product performance (primarily conversion efficiency)
         *        ease of handling and installation
         *        product quality
         *        reputation

         A certain chemical used in our manufacturing process poses certain risks.

         We intend to use hydrogen in our manufacturing activities. Hydrogen is inherently dangerous. Although we will take precautions that we believe to be adequate to guard against the risk posed by our use of hydrogen, there can be no assurance that we will be successful in avoiding an accident resulting from such use. We do not have in effect general liability insurance, although we will to attempt to procure such insurance prior to commencing commercial production. Such insurance may prove to be unavailable on terms acceptable to us or unavailable upon any terms at all for that matter. Even if we procure this insurance, the insurance may not cover all potential claims or may not adequately indemnify us for all liability to which we are imposed. Any liability or legal defense expenses not covered by insurance or exceeding our insurance coverage could materially and adversely affect our business, operating results and financial condition.

         We depend heavily on the Internet, and any adverse development with regard to the Internet could materially adversely affect us.

         Our future success substantially depends upon the viability and continued growth in the use of the Internet and the Web because of our current intent to use the Internet and the Web as our primary marketing and sales channels. The growth of the Internet and the Web seems necessary to support the sale of our solar cells. Rapid growth in the use of the Internet and the Web is a recent phenomenon. There can be no assurance that commerce over the Internet will become more widespread. In addition, if Internet use continues to grow significantly, there can be no assurance that the Internet infrastructure will remain adequate for supporting the increased demands placed upon it. The Internet could lose its viability due to either:

         *        Delays in the development or adoption of new standards and protocols  required to handle increased levels of
                  Internet activity; or
         *        Increased governmental regulation

Changes in or insufficient availability of telecommunications services to support the Internet also could slow response times and adversely affect usage of the Web and our Web site. The failure of the Internet use to continue to grow, or failure of the Internet infrastructure to support effectively growth that may occur, could materially adversely affect our business, operating results and financial condition.

         The acceptance of the Internet as a medium for commerce is uncertain, and the failure of the Internet to gain such acceptance could materially adversely affect us.

         For our business plan to succeed, a broad base of consumers must adopt the Internet as a medium for commerce. We intend to target consumers who have historically used traditional means of commerce to conduct business. Most of our customers will have only fairly limited experience with the Web as a commercial medium and may not find the Web as an effective medium for transacting business. Moreover, critical issues concerning the commercial use of the Internet remain unresolved and may affect the growth of Internet use or the attractiveness of conducting commerce by means of Web sites. These critical issues include the following:

         *        Ease of access
         *        Security
         *        Reliability
         *        Cost and quality of service
         *        Development of the necessary infrastructure (such as a
                    reliable network backbone)
         *        Timely development and commercialization of performance
                    improvements (including high speed modems)

         Electronic commerce is a developing market and involves considerable uncertainty.

         The electronic market for products has only recently begun to develop and is rapidly changing. As is typical for a new and rapidly evolving market, demand for products over the Internet is considerably uncertain. There exist few proven products. Since the market for electronic commerce on the Internet is new and evolving, predictions of the size and future growth (if any) of this market are difficult. Our business, results of operations and financial condition could be materially adversely affected if any of the following events occur:

         * The markets for our electronic commerce fail to develop
         * The markets for our electronic commerce develop more slowly than expected
         * The markets for our electronic commerce become saturated with competitors
         * Our electronic commerce fails to achieve market acceptance

         We are exposed to the risk of system failure, and such a failure could materially adversely affect us.

         Our sales and marketing efforts largely depends upon communications hardware and computer hardware provided by a third party in a facility located in Florida. Like all computer systems, this system is vulnerable to damage from hurricane, earthquake, fire, floods, power loss, telecommunications failures, break-ins and similar events. Despite our security measures, our servers are also vulnerable to computer viruses, physical or electronic break-ins and similar disruptive problems. The occurrence of any of these problems could lead to interruptions, delays, loss of data or cessation in service to our customers. We do not presently have redundant systems or a formal disaster recovery plan. We do not now and will not for the foreseeable future maintain business interruption insurance. Any system failure that interrupts or increases response times of our Web site could result in less traffic to such site. If sustained or repeated, such failure could reduce the attractiveness to then current and potential customers of our solar cells.

         There are risks associated with international sales.

         We expect that international sales will represent a significant portion of our product sales. International sales are subject to a number of risks, including the following:

         *  changes in foreign government regulations and technical standards
         *  difficulty of protecting intellectual property
         *  export license requirements, tariffs, taxes and other trade barriers
         *  requirements or preferences of foreign nations for domestic products
         *  fluctuations in currency exchange rates relative to the U.S. dollar
         *  difficulties in collecting accounts receivable
         *  extended accounts receivable cycles
         *  political and economic instability
         *  potentially adverse tax consequences

The occurrence of any of the events described above on a broad basis could materially adversely affect our business, results of operations and financial condition.

         Our success depends on protection of our intellectual property.

         The success and competitiveness of our solar cells depend in part upon our ability to protect our current and future technology and manufacturing processes through a combination of patent, trade secret and unfair competition laws.

         Patent applications in the United States are maintained in secrecy until patents issue, and the publication of discoveries in the scientific literature tends to lag behind actual discoveries. Therefore, we cannot be certain that we were the first creator of inventions covered by pending patent applications or the first to file patent applications on such inventions. Patent applications filed in foreign countries are subject to laws, rules and procedures which differ from those of the United States. We cannot ensure the following:

         *        patents will issue from pending or future applications
         *        our existing patents or any new patents will be sufficient in scope or strength to provide  meaningful  protection or
                  any commercial advantage to us
         *        foreign intellectual property laws will protect our
                    intellectual property
         *        others will not  independently  develop  similar  products, duplicate our solar cells or design around any patents issued to us

         We intend to enter into confidentiality and non-disclosure of intellectual property agreements with our employees, consultants and certain vendors and generally control access to and distribution of our proprietary information. Notwithstanding these precautions, a third party may be able to develop similar information independently or copy or otherwise obtain and use our proprietary information without authorization.

         Policing unauthorized use of intellectual property is difficult. The laws of other countries may afford little or no effective protection of our technology. The steps we take may not prevent misappropriation of our technology. Moreover, the agreements into which we enter for protection may not be enforceable. In addition, litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets and to determine the validity and scope of the proprietary rights of others. Litigation may result in substantial costs and diversion of resources, either of which could materially adversely affect our business, results of operations and financial condition.

         We may experience rapid growth, and in such case we will need to manage this growth effectively.

         We believe that, given the right business opportunities, we may expand our operations rapidly and significantly. If rapid growth were to occur, it could place a significant strain on our management, operational and financial resources. To manage any significant growth of our operations, we will be required to undertake the following successfully:

         *        Expand existing operations (particularly with respect to our manufacturing capacity)
         * Improve on a timely basis existing and implement new operational, financial and inventory systems, procedures and controls, including improvement of our financial and other internal management systems
         *        Train, manage and expand our employee base

Our inability to manage growth effectively could materially adversely affect our business, results of operations and financial condition.

         We depend on certain key personnel.

         We substantially depend upon the efforts and skills of Lawrence F. Curtin, a director and the President of the Company. The loss of Mr. Curtin's services, or his inability to devote sufficient attention to our operations, could materially and adversely affect our operations. We do not maintain key man life insurance on Mr. Curtin. Mr. Curtin has not entered into an employment agreement or a covenant not to compete agreement with us.

         Our current management resources may not be sufficient for the future, and we have no assurance that we can attract additional qualified personnel.

         There can be no assurance that the current level of management is sufficient to perform all responsibilities necessary or beneficial for management to perform. Our success in attracting additional qualified personnel will depend on many factors, including our ability to provide them with competitive compensation arrangements, equity participation and other benefits. There is no assurance that (if we need to) we will be successful in attracting highly qualified individuals in key management positions.

         Our obligation to indemnify our officers and directors could prevent our recovery for losses caused by them.

         Certain provisions of our Certificate of Incorporation and By-Laws provide that we shall indemnify any director, officer, agent and/or employee as to those liabilities and on those terms and conditions as are specified in the General Corporation Law of Delaware or in such agreements. Further, we may purchase and maintain insurance on behalf of any such persons whether or not we would have the power to indemnify such person against the liability insured against. The foregoing could result in substantial expenditures by us and prevent any recovery from such officers, directors, agents and employees for losses we incurred as a result of their actions. Further, the United States Securities and Exchange Commission takes the position that indemnification against liability under the Securities Act of 1933 (the "Act") is against the public policy as expressed in such act, and is, therefore, unenforceable. In addition, Mr. Curtin can terminate the Cutin Agreements in certain circumstances, including our failure to commence the sale of licensed solar cells in commercially reasonable quantities by November 1, 2001. The termination of the Curtin Agreements could materially adversely affect our business, results of operations and financial condition.


         We have entered into certain transactions with a person related to the Company.

         We have entered into certain agreements (the "Curtin Agreements") with Lawrence F. Curtin, the President and a Director of the Company. See "PART I,
ITEM 7 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS." The Curtin Agreements give to us rights to assets that we believe to be very important to us, including the process and design for the solar cells we intend to manufacture and the Web site on which we intend to market and sell our solar cells. The Curtin Agreements were not the result of arms-length negotiations. Accordingly, there can be no assurance that the terms and conditions of the Curtin Agreements are as favorable to us as those that could have been obtained in true arms-length negotiations. There can be no assurance that the Curtin Agreements will not be modified in the future. Moreover, because of Mr. Curtin's position with us, there can be no assurance that we would enforce a claim against Mr. Curtin arising out of the Curtin Agreements.

         Our authorized preferred stock exposes stockholders to certain risks.

         Our Certificate of Incorporation authorizes the issuance of Preferred Stock. No shares of Preferred Stock were issued as of December 8, 1999. The authorized Preferred Stock constitutes what is commonly referred to as "blank check" preferred stock. This type of preferred stock allows the Board of Directors to divide the Preferred Stock into series, to designate each series, to fix and determine separately for each series any one or more relative rights and preferences and to issue shares of any series without further stockholder approval. While our Board of Directors must exercise its fiduciary duties in connection with the creation and issuance of any Preferred Stock, any Preferred Stock hereafter created could feature rights and preferences adverse to the holders of our Common Stock.

         Our common stock has experienced only extremely limited trading.

         There has been only extremely limited trading of shares of our Common Stock in the "Electronic Pink Sheets" of the National Quotation Bureau. After this Registration Statement becomes effective and subject to the sponsorship of a market maker, shares of our Common Stock will be traded in the over-the-counter market on the OTC Electronic Bulletin Board. There can be no assurance as to the prices at which the shares of Common Stock will trade. Until shares of Common Stock become more broadly held and orderly markets develop and even thereafter, the prices of the Common Stock may fluctuate significantly. Prices for our Common Stock will be determined in the marketplace and may be influenced by many factors, including the following:

         * The depth and liquidity of the markets for our Common Stock
         * Investor perception of us and the industry in which we participate
         * General economic and market conditions
         * Responses to quarter-to-quarter variations in operating results
         * Announcements of technological innovations or new solar cells by us or our competitors
         * Failure to meet securities analysts' estimates
         * Changes in financial estimates by securities analysts
         * Conditions, trends or announcements in the solar electric power industry
         * Announcements of significant acquisitions, strategic alliances, joint ventures or capital commitments by us or our competitors
         * Additions or departures of key personnel
         * Sales of Common Stock
         * Accounting pronouncements or changes in accounting rules that affect our financial statements
         * Other factors and events beyond our control

         A certain stockholder own a large portion of our Common Stock.

         A certain stockholder owns approximately 76.4% of our outstanding common stock. As a result, this stockholder may be able to substantially influence all matters requiring stockholder approval and thereby, our management and affairs. Matters that typically require stockholder approval include:

         *        election of directors
         *        merger or consolidation
         *        sale of all or substantially all of our assets

This concentration of ownership may delay, deter or prevent acts that would result in a change of control, which in turn could reduce the market price of our Common Stock.

         Our Common Stock has a limited float.

         Only approximately 1,000,000 shares of Common Stock outstanding are freely tradable. This limited float may decrease the liquidity of our Common Stock from what it would be in a more active trading market. It could also cause holders of our Common Stock to retain their shares longer than they may want. The resulting limited liquidity may also have the effect of depressing the price of our Common Stock. We believe that the initial limited float will be eased to some extent over time as, if and when the following events occur:

         * Shares of Common Stock subject to legal or contractual restrictions become freely tradeable * We undertake public offerings of additional shares of Common Stock

         Potential future sales of restricted shares could depress the market price for our Common Stock.

         Approximately   4,910,000   shares  of  Common  Stock  are  issued  and
outstanding. We believe that approximately 3,910,000 of these shares are "restricted securities" as that term is defined in Rule 144 promulgated under the Act. Rule 144 provides in general that a person (or persons whose shares are aggregated) who has satisfied a one-year holding period, may sell within any three month period, an amount which does not exceed the greater of 1% of the then outstanding shares of Common Stock or the average weekly trading volume during the four calendar weeks before such sale. By the end of March 2000, 3,750,000 of our restricted shares will have been outstanding for over one year and thus will be eligible for sale under Rule 144. Near the beginning of August 2000, the remainder of our restricted shares will have been outstanding for over one year and thus will be eligible for sale under Rule 144. Rule 144 also permits the sale of shares, under certain circumstances, without any quantity limitation, by persons who are not affiliates of ours and who have beneficially owned the shares for a minimum period of two years. The possible sale of these restricted shares may, in the future dilute an investor's percentage of freely tradeable shares and may depress the price of our Common Stock. Also, if substantial, such sales might also adversely affect our ability to raise additional equity capital. However, 3,750,000 of the approximately 3,910,000 shares believed to be "restricted securities" are held by an affiliate of ours and must (by law) be sold subject to the volume limitations of Rule 144 described above, thus restraining the number of shares that can sold in any period of time.

         The trading price of our Common Stock entails additional regulatory requirements, which may negatively affect such trading price.

         The trading price of our Common Stock has been below $5.00 per share. As a result of this price level, trading in our Common Stock is subject to the requirements of certain rules promulgated under the Securities Exchange Act of 1934. These rules require additional disclosure by broker-dealers in connection with any trades generally involving any non-NASDAQ equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Such rules require the delivery, before any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith, and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally institutions). For these types of transactions, the broker-dealer must determine the suitability of the penny stock for the purchaser and receive the purchaser's written consent to the transaction before sale. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in our Common Stock affected. As a consequence, the market liquidity of our Common Stock could be severely limited by these regulatory requirements.

         We do not expect to pay cash dividends.

         We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings for use in the operation and expansion of our business. Therefore, we do not expect to pay any cash dividends in the foreseeable future.

                                    BUSINESS

Overview

         Photovoltaics.com, Inc. (the "Company") was incorporated on March 10, 1999 under the laws of the State of Delaware. The Company was formed for purposes of manufacturing (through a proprietary process and design) thin film solar cells and selling such cells by means of a site on the World Wide Web (the "Web"). Solar cells are semiconductor devices which convert sunlight into electricity and form the building block for all solar electric power products. The Company is in a developmental stage and has not yet commenced full-scale sales, marketing and production activities. Once commercial production commences, the Company's solar cells will be marketed and sold as a commodity for incorporation into applications, modules and panels developed by original equipment manufacturers, other companies or individuals. (Modules are assemblies of solar cells connected together and encapsulated in a weatherproof package, while panels are assemblies of several modules wired together and mounted on a common support structure.) The Company does not intend to develop applications, modules or panels for its solar cells at any time in the foreseeable future.

         The Company has licensed a proprietary process and design (the "Process and Design") from Lawrence F. Curtin, the President and a Director of the Company. Management believes that the Process and Design have certain advantages over other current technologies used for the manufacture of solar cells. The advantages of the Process and Design include the following:

         * the ability to engage in true continuous manufacturing that avoids interruptions resulting from the need to transfer work-in-process from one set of equipment to another
         *        the elimination of a number of manufacturing steps required by other technologies
         * the use of less expensive raw materials (specifically amorphous silicon rather than crystalline silicon) and the avoidance of certain other raw materials frequently used to seal solar cells (such as expensive plastics)
         * the production of finished solar cells that are lighter and less susceptible to damage during shipping and that result in lower shipping costs as a result
         *        the production of finished solar cells that have lower
                         installation costs and are less susceptible to theft

         Since its incorporation, the Company has undertaken the following activities:

         *        licensed the Process and Design
         * tested (to the satisfaction of management) mock-ups of solar cells incorporating key elements of the Process and Design but
                  utilizing   parts   produced   by  an   existing   solar  cell
                  manufacturer
         *        leased a Web site for purposes of marketing and selling the
                         Company's solar cells
         *        engaged an engineering firm to design and construct the
                         Company's manufacturing  equipment,  the preliminary
                  engineering of which has been completed
         * identified, and reach a non-binding, tentative (though largely undefined) agreement regarding the lease of, premises in which to locate the Company's manufacturing equipment
         *        identified, and reach a non-binding,  tentative (though
                         largely undefined) agreement with, a party to manage
                  the Company's manufacturing activities
         *        raised a small amount of "seed" capital

         The engineering firm engaged by the Company to design and construct the Company's manufacturing equipment has completed the general design of the equipment. This engineering firm is currently engaged in the selection and design of the specific components of the equipment. This final phase of the design process is expected to be completed near the beginning of February 2000. The Company is currently attempting to raise $2.0 million through a private placement of its common stock to qualified investors. Of this amount, $1.5 million will be used for equipment acquisition, and $500,000 will be used for working capital. There can be no assurance that the Company will be successful in raising the $2.0 million. As an alternative to the $2.0 million private placement, the Company has entered into discussions with a large financial institution regarding a transaction whereby this institution would purchase the Company's equipment and lease it to the Company. If this lease were obtained, the Company would still attempt to raise $500,000 million for working capital purposes through a private placement. There can be no assurance that this alternative approach to financing the equipment will occur. If required financing is not available on acceptable terms, the Company will be prevented from acquiring necessary equipment, commencing commercial operations and pursing its business plan. Such an occurrence would materially and adversely affect the Company's business and financial condition. Construction and testing of the Company's equipment is expected to be completed within six to nine months after the $2.0 million is raised or the equipment is otherwise financed. Once the Company has completed construction, hired and trained employees and procured an initial stock of raw materials, commercial production of the Company's solar cells will commence. The Company does not expect any difficulty or lengthy delay in the hiring and training of employees and procuring an initial stock of raw materials.

         The Company has produced a limited number of mock-ups of solar cells incorporating key elements of the Process and Design and utilizing parts produced by an existing solar cell manufacturer. These mock-ups were tested to the satisfaction of the Company. However, whether or not the Company can successfully produce solar cells based on the Process and Design on a commercial basis can not be definitively determined until commercial production actually occurs.

The Electricity Industry

         The electric power industry comprises one of the world's largest industrial segments, with annual electricity revenues of approximately $1 trillion, of which approximately $200 billion is spent annually on power generation and delivery equipment. More than 90% of this equipment is utilized for centralized power plants where electricity is generated at a large scale and distributed through a network of conducting cables to end users.

         The source and corresponding price of electricity vary based on the geographic location of a user and the level of existing electricity infrastructure. Generally, customers in urban and suburban locations are served by a central utility network and are considered on-grid customers. In contrast, customers or applications in rural or underdeveloped areas are generally provided electricity through various distributed, off-grid sources of electricity, including solar power.

         The electricity industry is currently undergoing significant changes to its basic structure and operating models. In particular, governments in the United States and around the world are changing the model of vertically integrated electric utility monopolies in favor of a deregulated, competitive industry structure. Furthermore, new power generation technologies have expanded users' options for procuring electricity. These developments are expected to lead to:

         * Increased competition. In the United States, certain states are planning a phased introduction of competition, starting with competition among wholesale electricity generators, following with the establishment of independent common-carrier bulk transmission systems and finally leading to the introduction of true retail competition at the end-user level. At the final stage of this process, the Company expects that individual customers will have as much choice over their electricity provider as they do over their long-distance telephone service provider.
         * New entrants. As competition within the electricity business increases, a number of new companies will emerge and focus on various elements of electricity delivery, such as power generation and retail marketing. In response to this shift, the Company expects existing electricity providers, as well as new electricity service companies, to develop and promote a broader array of products and services such as solar electric power as a means of segmenting customer demand and defining differentiated brand positioning.
         * Increased customer choice of products and services. In the deregulated environment, customers will have more direct control over the selection of providers and the means of power generation. Consumers have already shown a preference for clean, environmentally friendly renewable energy sources such as solar electric power. The Company expects this trend to continue as deregulation progresses.
         * Economic incentives. Governments are implementing legislation and introducing various subsidies and set-asides in order to accelerate the commercialization of renewable energy sources such as solar electric power. Specific state laws, subsidy programs and other variables such as sunlight availability can have a significant combined impact on the cost effectiveness of on-grid solar electric power.

         As part of a process of deregulation currently underway in various parts of the world, governments in Europe, Japan and the United States are implementing legislation and introducing various economic incentives. Renewable energy sources benefit from the following types of governmental assistance:

         *  portfolio standards mandating the use of renewable energy sources
         *  direct purchase subsidies to end users to offset up-front capital costs
         *  net metering laws which allow end users to sell electricity back into the grid at full retail prices

The Solar Electric Power Industry

         A number of new technologies have emerged which can generate electricity in a distributed or point-of-use fashion. Solar electric power is the only method of distributed generation that utilizes a renewable energy source. Solar electric power is highly scalable and reliable, unlike a conventional utility grid that depends critically on economies of large scale and which is subject to power delivery constraints or outages during periods of high demand. Distributed generation can be more cost effective than conventional "central station" generation in the following cases:

         *        users live far from urban centers
         *        only a small amount of electricity is required
         *        the capacity of the existing power delivery infrastructure prevents incremental load growth

The Company also believes that the environmental aspects of the power business will become increasingly important and that public concern about air pollution and global warming will be gradually transformed into policies and legislation favorable to renewable energy sources.

         Solar electric power is used in three major market segments:

         * On-grid. In this application, solar electric power is used as an environmentally preferred source of alternative or supplemental electricity for customers already connected to the utility grid. Primarily concentrated in Europe, Japan and the United States, this application has represented the fastest-growing segment of the solar electric power market for the last three years.
         * Rural electrification. Many of the estimated two billion people still without electricity live in geographic areas not conducive to electrification by means of the utility grid. For these people, solar electric power can be a cost effective and rapid way in which to acquire electrical service.
         * Telecommunications. Solar electric power is used for a wide variety of applications related to the telecommunications and transportation industries. Examples of these applications include: cellular telephone base stations, fiber-optic and radio repeaters, telemetry and data acquisition systems, traffic information signs, warning displays and emergency call boxes.

         PV Energy Systems, an independent solar energy research firm, estimated 1998 worldwide solar electric power industry shipments at 153 megawatts which represents approximately $2.0 billion in equipment sales. Since 1994, industry shipments have increased at a compound annual growth rate of 22%. During this period, the fastest-growing solar electric power market segment has been for on-grid applications, where consumers already connected to the utility grid are choosing solar electric power as an alternative to conventional on-grid sources. Since 1994, on-grid shipments have grown at a compound annual growth rate of 65%. While off-grid shipments still account for the majority of industry shipments, on-grid shipments accounted for 24% of the total market in 1998. The Company believes that growth in the on-grid market segment is being driven by customer preference for non-polluting, carbon-free electric power technologies and by the worldwide trend toward deregulation within the electric utility industry. PV Energy Systems predicts that solar electric power shipments will continue to increase at a compound annual growth rate of 24% through 2005, and that on-grid shipments and off-grid shipments will grow at compound annual rates of 39% and 15%, respectively.

The Solar Electric Power Challenge

         The Company believes that the primary challenge among competitors in the solar cell industry is simply to produce and sell better, more affordable solar cells in a more efficient way. The Company has acquired the rights to a manufacturing process and solar cell design that it believes will permit the Company to do this. The Company believes that the quality and cost of solar cells is driven by the following factors:

         *        Cost of raw materials and manufacturing
         *        Throughput, i.e. the volume of output in a given period of time
         *        Cost of marketing and sales
         *        Cost and ease of shipping
         *        Cost and ease of installation
         *        Stability, and efficiency of conversion of solar power to
                    electricity
         *        Security of product from theft

         Most current solar cell manufacturing technologies use silicon as their key raw material. Silicon is one of the most abundant substance on the earth. When certain other substances referred to as dopants are added to silicon, the doped silicon becomes a semiconductor capable of conducting electricity under the appropriate circumstances. Silicon can be used for solar cells in either of two forms. The first of these forms is the crystalline form in which the silicon atoms are chemically held in a very rigid structure. The second of these forms is the amorphous form in which the silicon atoms are chemically held in a very loose, undefined structure. Each of these forms has its advantages and disadvantages. Currently, a much larger number of solar cells are made with crystalline silicon rather than with amorphous silicon.

         The chief advantages of crystalline silicon are its greater efficiency and stability. The disadvantages of crystalline silicon are its comparatively greater expense, requirement of expensive equipment, consumption of large amounts of electricity, waste of a significant fraction of the starting material, need for a more cumbersome manufacturing process, and the length of time for completion (which usually lasts several days from start to finish). The chief advantages of amorphous silicon are its lower costs, ability to be used in continuous mass production manufacturing, ability to be processed at lower temperatures with a variety of other substances, and its physical flexibility and light weight. The chief disadvantages of amorphous silicon are its poorer efficiency compared with crystalline silicon and its lack of long-term stability, which results from its structure being in a non-equilibrium state.

The Company's Technology Solution

         The Company has licensed a proprietary process and design for the manufacture of solar cells (the "Process and Design"). The Company believes that the Process and Design and the Company's plan for selling and marketing its solar cells give to the Company the ability to produce solar cells at a lower cost per watt than other currently available competing solar cell technologies. Set forth below is a comparison of the Company's solar cells with other ones currently available based on the factors that the Company believes drive the quality and cost of solar cells.

         * Cost of raw materials and manufacturing. The Process and Design allow the Company to use less expensive amorphous silicon (in lieu of crystalline silicon) as the key raw material for the Company's solar cells. Also, certain other solar cells currently using amorphous silicon are sealed in an expensive plastic. The Process and Design allow the Company to avoid the use of expensive sealing materials. Moreover, the Process and Design eliminate a number of costly manufacturing steps because the result of the Process and Design is solar cells rather than modules and panels produced by competitors. This reduction in manufacturing steps further reduces the costs of the manufacturing process. The Company believes that the cost of manufacturing a crystalline silicon solar cells is about $2.00 per watt, while the Company estimates that the cost of manufacturing its solar cells will be about $.40 per watt.
         * Throughput. Throughput is the volume of output in a given period of time. The Process and Design allow for true continuous manufacturing without any interruption resulting from the need to transfer work-in-process from one set of equipment to another. As a result and despite the impossibility of making exact comparisons, the Company believes that it will have the highest throughput in the industry.
         * Costs and ease of shipping. Currently, most crystalline silicon solar cells are laminated in glass or sealed in glass or an expensive plastic so that they can withstand the elements. They are then framed in aluminum and are shipped in that manner. This design and combination of materials results in breakage during shipping and comparatively higher shipping costs. The Company's solar cells will be lightweight, flexible and essentially unbreakable in shipping. They will not involve aluminum or plastic (which are heavy) or glass (which is both heavy and breakable). As a result, the cost of shipping and the potential for breakage during shipping will be greatly reduced.
         * Cost and ease of installation. The Company believes that its solar cells are capable of being stuck to existing structures owned by the end user, thus avoiding the need to affix the solar cells to an ultimate structure prior to shipping. The Company's solar cells can be shipped to the ultimate destination of use and then stuck either to an existing structure or to materials (such as glass) acquired near the ultimate destination. Thus, module and panel production is transferred from the plant to the site of installation. When stuck to an existing structure, the cost of the material (otherwise required to affix the solar cells in the absence of an existing structure) is eliminated. In addition, the Company's solar cells are designed to be installed by any person without the need for any technical assistance or specialized tools, thus making installation inexpensive and easy.
         * Cost of selling and marketing. The Company intends to use the Internet and the Web as its primary marketing and sales channels. The Company has already developed its Web site located at http://www.photovoltaics.com. The cost of maintaining a Web site is very inexpensive. By using the Internet and the Web as its primary marketing and sales channels, the Company will avoid the cost of maintaining and compensating a force of internal salespersons or outside sales representatives as well as other related costs. The Company also believes that the use of the Internet and the Web will give to it a far broader reach than it could achieve with a force of internal salespersons or outside sales representatives.
         * Stability, and efficiency of conversion of solar power to electricity. Crystalline silicon is a very stable substance. Amorphous silicon is not. After having been put into service, amorphous silicon looses nearly 30% of its efficiency within a few months, after which time the amorphous silicon stabilizes. Other companies are currently undertaking efforts to bolster the stability of amorphous silicon. The Company does not intend to engage in these sort of efforts but instead will take the inherent instability of amorphous silicon into account in its pricing policy. Moreover, the amount of sunlight striking one square meter of earth is theoretically capable of producing approximately 1,000 watts of electricity. Despite this theoretical possibility, crystalline silicon is capable of converting this amount of sunlight into only 120 watts of electricity. Amorphous silicon is even less efficient, producing only 60 watts of electricity from the same amount of sunlight, after the decline in efficiency described above. While the inherent instability of amorphous silicon and its poorer efficiency make it a less attractive substance, the Company expects to price its solar cells on a per watt basis at only about 40% of the pricing of current crystalline silicon solar cells in order to address this instability and poorer efficiency.
         * Security of product from theft. Currently, most solar cells produced are bolted to existing structures or are attached in another manner especially susceptible to theft. Theft of solar cells has been an extremely acute problem. While the Company does not intend to become involved in the end use of its solar cells, the Company believes that its solar cells can be stuck to certain items constituting a part of the actual makeup of a existing structure, such as the inside of a skylight of a home or a windshield of an automobile. Used in such a fashion, the risk of theft would be greatly reduced.

Strategy

         The  Company's   goal  is  to  become  a  leading   global  solar  cell
manufacturer and marketer. To achieve this, the Company intends to:

                  Capitalize on a large, steadily growing market. Estimated 1998 worldwide solar electric power industry shipments of equipment sales were approximately $2.0 billion in revenues. Since 1994, industry shipments have increased at a compound annual growth rate of 22%. Solar electric power shipments are estimated to continue to increase at a compound annual growth rate of 24% through 2005. The Company plans to try to capitalize on this large, steadily growing market.

                  Complete the financing of the Company. The Company plans to finance its operations for fiscal 2000 through the cash flow from operations once they commence and (prior to that) through either (a) a $2.0 million private placement of the Company's common stock or (b) a capital lease of the Company's equipment and an approximately $500,000 private placement of the Company's common stock. The Company is looking for sources of capital to fund these alternatives. However, there can be no assurance that the Company will find such sources. If required financing is not available on acceptable terms, the Company will be prevented from acquiring necessary equipment, commencing commercial operations and pursing its business plan. Such an occurrence would materially and adversely affect the Company's business and financial condition.

                  Complete the design and construction of the Company's manufacturing equipment and commence commercial production. The Company believes that the process and solar cell design it intends to use to manufacture solar cells gives the Company considerable advantages over its competitors. See "The Company's Technology Solution" above. The engineering firm that the Company engaged to design and construct its manufacturing equipment has completed the general design of the equipment to implement this process and solar cell design. The Company expects that its engineering firm will complete the selection and design of the specific components of the equipment near the beginning of February 2000. Construction and testing of the Company's equipment is expected to be completed within six to nine months after approximately $2.0 million in financing is raised. Once the Company has completed this, hired and trained employees and procured an initial stock of raw materials, commercial production of the Company's solar cells will commence. The Company does not expect any difficulty or lengthy delay in the hiring and training of employees and procuring an initial stock of raw materials.

                  Rapidly expand manufacturing capacity. The Company believes that, given the right business opportunities, it might be constrained to expand its operations rapidly and significantly. The Company does not believe that this should be a problem. The expansion would take the form of an addition of another line of manufacturing equipment. This should be fairly easy and not too costly as the Company expects that the line would be identical to the Company's initial line and all costly engineering work on this line has already been expended. In addition, the Company believes that the crew that will operate the Company's initial line would be capable of operating a second line simultaneously.

                  Maintain the Company's manufacturing and technology advantage. Because of the competitive nature of the Company's industry and the risk of technological obsolescence, the Company intends to strive continually to enhance its manufacturing process, design and technologies. There can be no assurance that the Company will be able to improve these items or that another technology vastly superior to the Company's will not be developed.

                  Utilize the Internet and Web as the Company's marketing avenues. The Company intends to utilize the Internet and Web as its primary marketing avenues. The Company believes that this approach will greatly reduce the costs of the Company's marketing and selling efforts while giving the Company immediate access to a large, global pool of potential customers.

Products

         The Company's proposed business is to manufacture and sell solar cells. Solar cells are semiconductor devices that convert sunlight directly into electricity by means of a solid-state process known as the photovoltaic effect. Solar cells are the core component inside every solar electric power system. The Company has not yet begun commercial production of its solar cells. Commercial production of the Company's solar cells depends on the Company's procurement of approximately $2.0 million in equity financing (or a fairly comparable amount in alternative equipment financing) and the construction of the Company's manufacturing equipment. Once commercial production commences, the Company's solar cells will be marketed and sold as a commodity for incorporation into applications, modules and panels developed by original equipment manufacturers, other companies or individuals. The Company does not intend to develop applications, modules or panels for its solar cells at any time in the foreseeable future. Applications for the Company's solar cells could include the generation of electricity for users not connected to the utility grid, including the electrification of rural homes and villages, and power supply for equipment in the communications and transportation industries. The Company's solar cells could also be used by customers already connected to the utility grid as a clean, renewable source of alternative or supplemental electricity.

         The Company's solar cells will be the result of a truly continuous process in which multiple layers of thin films of various substances (particularly amorphous silicon) are deposited by various methods on a base material in a series of vacuum chambers. To manufacture the Company's solar cells, a 2' x 3,500' roll of polyimide is run through a roll-to-roll web, continuous manufacturing process in a number of separate but connected vacuum chambers. Polyimide is a lightweight, flexible plastic film substrate manufactured by Dupont. In the vacuum chambers, various substances (particularly amorphous silicon) are deposited on the polyimide substrate by various methods. Amorphous silicon offers various advantages (as well as disadvantages) over the crystalline silicon now more predominantly being used to produce solar cells. See "The Solar Electric Power Challenge" above. The amorphous silicon and other substances deposited on the polyimide are physically capable of converting sunlight into electricity. After these substances have been deposited on the polyimide and as the process nears completion, conducting tabs comprised of aluminum are deposited on each end of the entire length of the roll. These conducting tabs serve to draw off the electricity converted by the substances deposited on the polyimide. After the conducting tabs are deposited, a proprietary contact transfer release sheet is placed over the top side of the roll on which the substances have been deposited. The contact transfer release sheet is the most innovative feature of the Company's solar cell design. It is a lot like the backing on bumper stickers that is peeled off when the bumper sticker is to be stuck to a surface. The contact transfer release sheet seals the solar cell until installation and causes the solar cell to be adhesive for purposes of installation. It enters the manufacturing process as a roll of either paper or plastic. Deposited on this roll is silicone, a rubber not to be confused with silicon (which is a metal). Prior to installation, the silicone on the contract transfer release sheet seals the solar cell, thus avoiding the expensive materials now frequently used to seal a solar cell prior to sale. During and after installation, the residual silicone remaining on the solar cell acts as an adhesive and an anti-reflective, reducing the amount of sunlight reflected from the solar cell and thus lost for purposes of conversion into electricity. The ultimate product of the manufacturing process is a 2' x 3,500' roll, which in effect constitutes one large solar cell. At the end of the manufacturing process, the roll will be cut into small pieces. The Company plans to cut its completed rolls repeatedly across their widths into numerous 1" x 2' strips. The result will be the production of numerous smaller solar cells. The Company believes that this will be the most effective size for its solar cells because of resistance problems encountered by larger solar cells whose electrons must travel greater distances to be drawn off by the conducting tabs.

         When the Company's solar cells are to be installed, the contact transfer release sheet can be peeled back and removed, and the cells can be pressed on to part of the actual makeup of a existing structure (such as the inside of a skylight of a home or a windshield of an automobile) or to the bottom side of a preinstalled glass that has already been purchased (presumably near the site of installation), framed and mounted by the end user. In either case, the need to affix the solar cells to an ultimate structure prior to shipping is avoided. When stuck to an existing structure, the cost of the material (otherwise required to affix the solar cells in the absence of an existing structure) is eliminated. The Company's solar cells are designed to be installed by any person without the need for any technical assistance or specialized tools. The design of the Company's solar cells permits the end user to construct such user's own modules and panels according to his own needs and specifications. The end user can decide upon such user's current and voltage needs and connect the appropriate number of the Company's solar cells either in series or parallel according to his own needs and specifications. To connect one of the Company's solar cells to another, V-shaped connectors made of aluminum or tin-plated copper are crimped onto the conducting tabs of the solar cells, thus joining them together for purposes of conducting an electrical current. A simple pair of pliers is all that is need to crimp the V-shaped connectors to the conducting tabs. Once all solar cells are connected according to specifications, wires from the first and last of the connected solar cells are connected to the application to complete a circuit. Installation of the Company's solar cells does not even require soldering. As a result, the Company's solar cells can be installed in an area lacking any electricity prior to installation.

         The Company has not commercially produce any solar cells based on the Process and the Design. In fact, the Company has not even produced a prototype. However, the Company has produced four solar cells, which were mock-ups incorporating key elements of the Process and Design and utilizing parts produced by an existing solar cell manufacturer. In creating these mock-ups, the Company took solar cells from the existing manufacturer that were processed to the point immediately prior to the final sealing with glass or plastic. (The technology to bring a solar cell to this point of completion is well-established and non-proprietary and has existed for some time.) The Company applied contact transfer release sheets to the existing, unfinished solar cells in the manner prescribed by the Process and Design. After the contact transfer release sheets were removed and the solar cells installed in the manner the Company will recommend, each of the four test solar cells functioned for over a year totally in accordance with the Company's expectations and without any deterioration. Based on this testing and the theoretical aspect of the Process and Design, the Company is confident that the solar cells can be commercially produced in a successful manner, although there can be no certainty in this regard until commercial production actually occurs.

         The Company believes that its solar cells will be less expensive than and preferable to competing solar cells for several reasons. See "The Company's Technology Solution" above. The Company believes that the cost of manufacturing a crystalline silicon solar cells is about $2.00 per watt, while the Company estimates that the cost of manufacturing its solar cells will be about $.40 per watt. The Company believes that most crystalline silicon solar cells are sold from between $2.50 to $5.00 per watt, depending on then existing supply and demand and the size and terms of the related purchase order. The Company expects to sell its solar cells from between $.99 to $1.99 per watt, depending on the same factors.

Manufacturing and Equipment

         The Company's proposed equipment is a custom-made manufacturing line composed of a series of vacuum chambers in which a base material (polyimide) is run through a roll-to-roll, truly continuous manufacturing process while multiple layers of thin films of various substances (particularly amorphous silicon) are deposited by various methods. The Company has engaged Vacuum Process Technology, Inc. ("VPT") to engineer and construct the Company's equipment. VPT has completed the general design of the equipment. It is currently engaged in the selection and design of the specific components of the equipment. This final phase of the design process is expected to be completed near the beginning of February 2000.

         VPT was incorporated in 1991 and is located in Pembroke, Massachusetts (35 miles south of Boston) in a modern 25,000 square foot facility consisting of high bay assembly and test areas, engineering/design spaces and administrative offices. VPT's customers include and have included Eastman Kodak, Raytheon Co., Corning, Hughes, Laser Power Corporation, the Smithsonian Institute, and the University of Rochester Laboratory for Laser Energetics. VPT has had prior experience in designing and constructing equipment systems similar to the one it is designing and constructing on behalf of the Company.

         The ultimate charges for VPT's design and construction work will depend on various options for which the Company may elect. Nonetheless, the Company expects that VPT's final charges for all design and construction will total approximately $1.5 million. The Company has paid VPT an initial amount of $10,000 to commence work, and will be required to pay an additional $140,000 once all engineering work is completed. An estimated amount of $1.35 million will be required to complete construction. To pay the remaining amounts to become due to VPT, the Company is currently attempting to raise funds through a private placement of its common stock to qualified investors or find an institutional lender to purchase the equipment and lease it to the Company. There can be no assurance that the Company will be successful in procuring required financing or entering into a leasing arrangement as an alternative.

         VPT has indicated a desire to house the Company's manufacturing operations in VPT's premises and to manage such operations on behalf of the Company. The Company is very disposed to lease a 4,000 square foot portion of VPT's premises and engage VPT to manage the Company's manufacturing operations. However, the terms upon which this would occur are very tentative and largely undefined. Nonetheless, the Company is confident that, if it and VPT fail to enter into agreements whereby the Company would lease a portion of VPT's premises and VPT would manage the Company's manufacturing operations, the Company will be able to find suitable alternative premises and an adequate alternative arrangement for the management of the Company's manufacturing operations.

         The Company intends to establish a reputation as a manufacturer and seller of quality solar cells and to improve continuously the quality of its solar cells and services. Quality testing will occur in batches at the completion of the manufacturing process. The efficiency of each batch of solar cells will be estimated, and that batch will be priced based on the estimate.

Sales and Marketing

         The Company believes that the market of solar cells is comprised of four submarkets. These submarkets include the following:

         * The domestic on-grid market. The Company believes that the deregulation of the energy industry provides a favorable climate for marketing solar electric power and solar systems to domestic on-grid customers.
         * The international on-grid market. The international on-grid market has developed more rapidly than the domestic on-grid market, particularly in Europe and Japan. The Company believes that customers in Europe and Japan are strongly motivated by environmental concerns and that their governments will continue to support renewable energy sources.
         * The rural electrification market. This market segment addresses a large number of people throughout the world who are not yet served with electric power.
         * The telecommunications market. This market segment includes a wide variety of telecommunications and related industrial applications.

         The Company's solar cells will be marketed and sold as a commodity for incorporation into applications, modules and panels developed by original equipment manufacturers, other companies or individuals. The Company does not intend to develop applications, modules or panels for its solar cells at any time in the foreseeable future. Thus, the Company expects that only persons having at least a minimal technical ability will be potential customers for its solar cells. The Company expects that potential customers should range from the individual homeowner and hobbyist to large commercial users. Just by having its Web site active, the Company has received expression of interests in its solar cells from other businesses around the world for use in roofing tiles, ocean buoys, television and radio relay stations, and other products.

         While the Company expects to use traditional methods to market and sell its solar cells to a limited extent, the Company intends to use the Internet and the Web as its primary marketing and sales channels. The increasing functionality, accessibility and overall usage of the Internet and the Web have made them attractive commercial mediums. The Internet and the Web are evolving into a unique sales and marketing channel, just as retail stores, mail-order catalogs and television shopping have done. The cost to develop and maintain a Web site is comparatively minimal. A Web site features the ability to reach and serve a large, global group of customers electronically from a central location. Purchasing is more convenient because purchases can be done 24 hours a day, seven days a week and do not require any interfacing with an actual individual. Products can be shipped directly to the customer's business. Moreover, a Web site avoids the burdensome costs of employing inside or outside sales personnel, premises in which to house inside sales personnel, travel to make sales calls, and continuous printing and mailing costs of marketing materials. Web-based business are generally able to conduct the same volume of business as traditional retailers and wholesales but with fewer employees. Furthermore, Web sites can process transactions and fulfill orders, provide customers with rapid and accurate responses to their questions, and gather customer feedback efficiently. Because of these advantages, electronic retailers have the potential to build large, global customer bases quickly and to achieve superior economic returns over the long term. An increasingly broad base of products and services is successfully being sold electronically, including computers, travel services, brokerage services, automobiles, music and books. The Company believes that its solar cells can be successfully sold over the Internet and the Web, and that its primary reliance on the Internet and the Web will give the Company an advantage over its competitors.

         The Company's marketing strategies will be designed to strengthen its brand name, increase customer traffic to its Web site, build strong customer loyalty, maximize repeat purchases and develop incremental revenue opportunities. By offering customers a compelling value, the Company will seek to increase the number of visitors who make a purchase, to encourage repeat visits and purchases and to extend customer retention. Loyal, satisfied customers also generate word-of-mouth advertising and awareness, and are able to reach thousands of other customers and potential customers because of the reach of electronic commerce. The Company will employ a variety of media, program and product development, business development and promotional activities to achieve these goals as funds become available. The Company may place advertisements on various Web sites. These advertisements will probably take the form of banners that encourage readers to click through directly to the Company's Web site. The Company may also enter into co-marketing agreement pursuant to which links to the Company's Web site will be featured on other, non-Company Web sites. The Company may also engage in a coordinated program of print advertising in specialized and general circulation newspapers and magazines. In the future it may begin advertising in other media. This activity will be undertaken with the hope of the Company's being featured in a wide variety of television shows, articles and radio programs and widely-read portions of the Internet. The Company will also strive to obtain greater search engine presence. Currently, the Company is listed only on the extremely popular Yahoo search engine located at http://www.yahoo.com. The results of a search of the word "photovoltaics" on Yahoo search engine on December 6, 1999 listed the Company's Web site as the first site match. The Company will strive for more of this type of search engine presence.

Competition

         The market for solar electric power components and systems is intensely competitive. The Company believes that this market will continue to be intensely competitive, particularly if products with significant cost and performance attributes are developed. The Company also believes that while a single technology, crystalline silicon, has been dominant throughout the industry's approximately 20 year history, this market will be characterized by future technological change.

         A number of large U.S., Japanese and European companies are actively engaged in the development, manufacturing and marketing of solar electric power components and systems. Nearly all of these companies will have significantly greater resources to devote to the research, development, manufacturing and marketing than the Company expects to have. There are also a large number of smaller companies involved in both the development of, as well as the ongoing manufacturing and marketing of, solar electric power components and systems.

         There are a variety of competing technologies currently under active development by a large number of organizations. These technologies include other amorphous silicon technologies, cadmium telluride and copper indium diselenide as well as advanced concepts for both bulk, ingot based, and thin film crystalline silicon. Any of these competing technologies could theoretically achieve manufacturing costs per watt lower than the technology we are developing.

         The Company believes that the principal competitive factors in the market for solar electric power components are the following:

         *        price per watt
         *        long-term stability and reliability
         *        product performance (primarily conversion efficiency)
         *        ease of handling and installation
         *        product quality
         *        reputation

         In addition to direct competition from other solar electric power manufacturers, the wholesale market for solar electric power competes with other environmentally friendly sources of power such as wind and geothermal energy.

Intellectual Property

     The Company expects that its success and ability to compete will significantly depend on the proprietary process and design it will use in connection with the manufacture of its solar cells. This process and design was developed by Lawrence F. Curtin, the President and a Director of the Company, and has been licensed to the Company. Mr. Curtin has filed three patent applications regarding this process and design. The first of these was an application for a provisional patent filed with the U.S. Patent and Trademark Office (the "Patent Office"). This application gave protection to Mr. Curtin's process and design for one year during which Mr. Curtin had the right to file an application for a utility patent. During this one-year period, Mr. Curtin did file with the Patent Office an application for a utility patent, his second patent application regarding the process and design. This application is currently pending, and Mr. Curtin expects a decision on this application will be rendered near the end of year 2000. That decision may be to deny the application, to grant the application in its entirety or to grant the application in part. During December 1999, Mr. Curtin also filed a patent application under the Patent Cooperation Treaty. This treaty has been entered into by most industrialized countries and gives protection for 30 months during which time the applicant must file patent applications in the individual treaty countries under their particular laws. Mr. Curtin currently expects to file patent applications regarding his process and design in only the countries having the largest economies. In addition to its rights in the foregoing patent applications and resulting patents, the Company also expects that it may rely upon unpatented know-how and continuing technological innovation to develop and maintain the Company's competitive position.

     The Company has entered into a License Agreement (the "License Agreement") with Mr. Curtin with respect to the three patent applications described above. Under the License Agreement, the Company has an exclusive license regarding the three patent applications and all patents that are issued thereon. In consideration of this license, the Company will pay to Mr. Curtin a fixed monthly royalty of $10,000. The License Agreement has a term lasting to the latter to occur of the expiration of last-remaining application licensed pursuant to the License Agreement or the longest-living patent issued with respect to such an application. The License Agreement may terminate prematurely upon certain fairly customary events (including the Company's right to terminate the License Agreement at any time upon 60 days' notice). Mr. Curtin can also terminate the License Agreement prematurely at any time within 60 days after November 1, 2001, if by November 1, 2001 the Company has failed to commence the sale of solar cells based on the licensed technology in commercially reasonable quantities. The License Agreement also contains fairly customary representations, warranties and indemnifications.

     All of the Company's employees and consultants will generally be required to sign confidential information non-disclosure agreements upon the commencement of their employment with the Company. The Company's non-disclosure agreements will provide that all confidential information developed or made known to the individual during the course of the individual's relationship with the Company is to be kept confidential and not disclosed to third parties except in specific circumstances. These agreements will also provide that all inventions made by the individual will be the Company's exclusive property.

     There can be no assurance that the steps Mr. Curtin or the Company has taken or will take to protect the proprietary rights on which the Company will be relying will be adequate or that third parties will not infringe or misappropriate such proprietary rights. Moreover, the confidentiality agreements required of employees and consultants may not provide meaningful protection for the Company's trade secrets or adequate remedies in the event of unauthorized use or disclosure of such information. In addition, there can be no assurance that other parties will not assert infringement claims against the Company. The Company may be subject to legal proceedings and claims from time to time in the ordinary course of its business, including claims of alleged infringement of patents and other intellectual property rights of third parties by the Company. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.


Employees

         The Company currently has only two employees, its executive officers Lawrence F. Curtin (President & Secretary) and Harvey Judkowitz (Treasurer). As construction of the Company's equipment nears completion, the Company expects to hire an additional eight employees. Six of these employees would work in operations in three shifts of two, one of these employees would serve as a shipping clerk, and the last of these employees would serve as the operations manager. The Company does not foresee any difficulty in hiring qualified employees.


ITEM 2.  PLAN OF OPERATION.

         The following matters constitute the Company's primary immediate objectives:

         * enter into a financing arrangement to enable the Company to construct its proposed equipment and have adequate working capital
         * complete the engineering work on and construction of the Company's equipment
         * finalize details pertaining to the location of the Company's equipment and management of the Company's manufacturing operations
         * hire and train employees and procure an initial stock of raw materials
         * test the Company's completed equipment and commence commercial production of the Company's solar cells

         The Company is currently attempting to raise $2.0 million through a private placement of its common stock to qualified investors. Of this amount, $1.5 million will be used for equipment acquisition, and $500,000 will be used for working capital. There can be no assurance that the Company will be successful in raising the $2.0 million. As an alternative to the $2.0 million private placement, the Company has entered into discussions with a large financial institution regarding a transaction whereby this institution would purchase the Company's equipment and lease it to the Company. If this lease were obtained, the Company would still attempt to raise $500,000 million for working capital purposes through a private placement. There can be no assurance that this alternative approach to financing the equipment will occur. If required financing is not available on acceptable terms, the Company will be prevented from acquiring necessary equipment, commencing commercial operations and pursing its business plan. Construction and testing of the Company's equipment is expected to be completed within six to nine months after the $2.0 million is raised or the equipment is otherwise financed. Once the Company has completed construction, hired and trained employees and procured an initial stock of raw materials, commercial production of the Company's solar cells will commence. The Company does not expect any difficulty or lengthy delay in the hiring and training of employees and procuring an initial stock of raw materials.

         The Company does not anticipate performing any research and development in the next twelve months, other than that the testing of the Company's equipment after construction is completed. There is no expected purchases or sales of any plant or significant equipment, other than the Company's proposed custom-made manufacturing line expected to cost about $1.5 million. The Company does not anticipate any significant changes in its number of employees from those initially hired.


ITEM 3.  DESCRIPTION OF PROPERTY.

         The Company's principal asset will be its custom-made manufacturing line composed of a series of vacuum chambers expected to cost about $1.5 million. Other than for this, the Company does not expect to own any significant tangible property. The Company currently intends to locate its manufacturing line in approximately 4,000 square feet of leased premises in Pembroke, Massachusetts (35 miles south of Boston) or some similar space in the same general vicinity. The Company has rights to certain proprietary technology believed by it to be valuable to the Company's business. See "PART I, ITEM 3 - DESCRIPTION OF BUSINESS - Intellectual Property."

         In addition, the Company has entered into a Web Site Lease Agreement (the "Lease Agreement") with Lawrence F. Curtin, the President and a Director of the Company. Under the Lease Agreement, the Company has leased from Mr. Curtin a Web site having the domain name "http://www.photovoltaics.com" (the "Web Site"). In consideration of this lease, the Company will pay to Mr. Curtin quarterly lease payments equal to five percent of the aggregate sales price for the Company's solar cells sold by means of the Web Site, net of regular trade and quantity discounts. The Lease Agreement has a term lasting to December 31, 2050, subject to earlier termination upon certain customary events (including the Company's right to terminate the Lease Agreement at any time upon 60 days' notice). The Lease Agreement will also terminate prematurely upon the termination of the License Agreement for certain reasons. The Lease Agreement also contains fairly customary representation, warranties and indemnifications.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         The following table sets forth as of December 8, 1999 information regarding the beneficial ownership of Common Stock (i) by each person who is known by the Company to own beneficially more than 5% of the outstanding Common Stock; (ii) by each director; and (iii) by all directors and officers as a group.


         Name and Address of
       Beneficial Ownership(1)                                   Beneficial Owner
                                                                 Number           Percent

         The Zack Curtin Trust                                    3,750,000(2)      76.4%
         215 Cranwood Dr.
         Key Biscayne, Florida 33149

         Harvey Judkowitz                                            50,000(3)        1.0%
         10220 SW 124th St.
         Miami, Florida 33176

         All directors and officers                                  50,000(3)        1.0%
         as a group (one person)

(1)      Includes shares Stock beneficially owned pursuant to options and warrants exercisable within 60 days.
(2) The Zack Curtin Trust was established for the sole benefit of Zack Curtin, the son of Lawrence F. Curtin, the President and a Director of the Company. Lawrence F. Curtin is not a trustee of this trust and does not possess sole or shared voting power or investment power over these shares.
(3)      Reflects 50,000 shares that may be acquired pursuant to a stock option that is currently exercisable.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

         The directors and executive officers of the Company are as follows:

         Name                                        Age               Positions

         Lawrence F. Curtin                          56                Director, President & Secretary

         Harvey Judkowitz                            55                Director & Treasurer

         Lawrence F. Curtin has served as a Director and the President and Secretary of the Company since inception. From January 1998 to January 1999, he served as President of Photovoltaics Inc., a company engaged in the development of a "paint" process to produce the photovoltaic effect. From June 1996 through December 1997, Mr. Curtin was engaged in independent photovoltaic research. From 1991 through May 1996, he served as President of Sweepstakes News, a news organization that gathered sweepstakes news and provided it over the radio and through a newspaper supplement. Mr. Curtin received a Bachelor of Science from the University of Wisconsin.

     Harvey Judkowitz has served as a Director and the Treasurer of the Company since September 1999. He is a certified public accountant and has been involved in his own public accounting practice since 1988. Mr. Judkowitz received a Bachelor of Business Administration from Pace University.

         The authorized number of directors of the Company is presently fixed at two. Each director serves for a term of one year that expires at the following annual stockholders' meeting. Each officer serves at the pleasure of the Board of Directors and until a successor has been qualified and appointed. Currently, directors of the Company receive no remuneration for their services as such, but the Company will reimburse the directors for any expenses incurred in attending any directors meeting.

         There  are  no  family   relationships,   or  other   arrangements   or
understandings between or among any of the directors, executive officers or other person pursuant to which such person was selected to serve as a director or officer.

ITEM 6.  EXECUTIVE COMPENSATION.

         The Company does not expect to pay any compensation to any executive officer in the current fiscal year. The Company has entered into certain agreements with Lawrence C. Curtin, a Director and the President of the Company, pursuant to which the Company will pay amounts to Mr. Curtin unrelated to his employment with the Company. See "PART I, ITEM 7 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS" below for a cross-reference as to where in this Registration Statement further information about the agreements with Mr. Curtin can be obtained.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         In connection with the organization of the Company, the Company issued to The Zack Curtin Trust 3,750,000 shares of Common Stock in consideration of the assignment of certain patent rights and the payment of $3,750 in cash. The sole beneficiary of The Zack Curtin Trust is Zack Curtin, the son of Lawrence C. Curtin, a Director and the President of the Company. Lawrence F. Curtin is not a trustee of this trust and does not possess sole or shared voting power or investment power over these shares.

         Lawrence C. Curtin, a Director and the President of the Company, has entered into both a Patent License Agreement and a Web Site Lease Agreement with the Company. For a description of the Patent License Agreement, see "PART I,
ITEM 1. DESCRIPTION OF BUSINESS - BUSINESS - Intellectual Property." For a description of the Web Site Lease Agreement, see "PART I, ITEM 3. DESCRIPTION OF PROPERTY."

ITEM 8.  DESCRIPTION OF SECURITIES.

Capital Stock.

         The Company's authorized capital stock consists of 20,000,000 shares of Common Stock, par value $.01 per share and 10,000,000 shares of Preferred Stock, par value $.01 per share.

Common Stock.

         The authorized Common Stock of the Company consists of 20,000,000 shares, par value $0.01 per share. As December 8, 1999, approximately 4,910,000 shares of Common Stock were outstanding. All of the shares of Common Stock are validly issued, fully paid and nonassessable. Holders of record of Common Stock will be entitled to receive dividends when and if declared by the Board of Directors out of funds of the Company legally available therefor. In the event of any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or otherwise, after payment of provision for payment of the debts and other liabilities of the Company, including the liquidation preference of all classes of preferred stock of the Company, each holder of Common Stock will be entitled to receive his pro rata portion of the remaining net assets of the Company, if any. Each share of Common stock has one vote, and there are no preemptive, subscription, conversion or redemption rights. Shares of Common Stock do not have cumulative voting rights, which means that the holders of a majority of the shares voting for the election of directors can elect all of the directors.

Preferred Stock.

         The Company's Certificate of Incorporation authorizes the issuance of up to 10,000,000 shares of the Company's preferred stock, par value $0.01 per share (the "Preferred Stock"). As of December 8, 1999, no shares of Preferred Stock were outstanding. The Preferred Stock constitutes what is commonly referred to as "blank check" preferred stock. "Blank check" preferred stock allows the Board of Directors, from time to time, to divide the Preferred Stock into series, to designate each series, to issue shares of any series, and to fix and determine separately for each series any one or more of the following relative rights and preferences: (i) the rate of dividends; (ii) the price at and the terms and conditions on which shares may be redeemed; (iii) the amount payable upon shares in the event of involuntary liquidation; (iv) the amount payable upon shares in the event of voluntary liquidation; (v) sinking fund provisions for the redemption or purchase of shares; (vi) the terms and conditions pursuant to which shares may be converted if the shares of any series are issued with the privilege of conversion; and (vii) voting rights. Dividends on shares of Preferred Stock, when and as declared by the Board of Directors out of any funds legally available therefor, may be cumulative and may have a preference over Common Stock as to the payment of such dividends. The provisions of a particular series, as designated by the Board of Directors, may include restrictions on the ability of the Company to purchase shares of Common Stock or to redeem a particular series of Preferred Stock. Depending upon the voting rights granted to any series of Preferred Stock, issuance thereof could result in a reduction in the power of the holders of Common Stock. In the event of any dissolution, liquidation or winding up of the Company, whether voluntary or involuntary, the holders of each series of the then outstanding Preferred Stock may be entitled to receive, prior to the distribution of any assets or funds to the holders of the Common Stock, a liquidation preference established by the Board of Directors, together with all accumulated and unpaid dividends. Depending upon the consideration paid for Preferred Stock, the liquidation preference of Preferred Stock and other matters, the issuance of Preferred Stock could result in a reduction in the assets available for distribution to the holders of the Common Stock in the event of liquidation of the Company. Holders of Preferred Stock will not have preemptive rights to acquire any additional securities issued by the Company. Once a series has been designated and shares of the series are outstanding, the rights of holders of that series may not be modified adversely except by a vote of at least a majority of the outstanding shares constituting such series.

         One of the effects of the existence of authorized but unissued shares of Common Stock or Preferred Stock may be to enable the Board of Directors of the Company to render it more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer at a control premium price, proxy contest or otherwise and thereby protect the continuity of or entrench the Company's management, which concomitantly may have a potentially adverse effect on the market price of the Common Stock. If in the due exercise of its fiduciary obligations, for example, the Board of Directors were to determine that a takeover proposal were not in the best interests of the Company, such shares could be issued by he Board of Directors without stockholder approval in one or more private placements or other transactions that might prevent or render more difficult or make more costly the completion of any attempted takeover transaction by diluting voting or other rights of the proposed acquirer or insurgent stockholder group, by creating a substantial voting block in institutional or other hands that might support the position of the incumbent Board of Directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

Delaware Legislation.

         The Company is a Delaware corporation and consequently is subject to certain anti-takeover provisions of the Delaware General Corporation Law (the "Delaware Law"). The business combination provision contained in Section 203 of the Delaware Law ("Section 203") defines an interested stockholder of a corporation as any person that (i) owns, directly or indirectly, or has the right to acquire, fifteen percent (15%) or more of the outstanding voting stock of the corporation or (ii) is an affiliate or associate of the corporation and was the owner of fifteen percent (15%) or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and the associates of such person. Under Section 203, a Delaware corporation may not engage in any business combination with any interested stockholder for a period of three years following the date such stockholder became an interested stockholder, unless (i) prior to such date the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, or (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at lease eighty-five percent (85%) of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for determining the number of shares outstanding, (a) shares owned by persons who are directors and officers and (b) employee stock plans, in certain instances), or (iii) on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders by at least sixty-six and two-thirds percent (66 2/3%) of the outstanding voting stock that is not owned by the interested stockholder. The restrictions imposed by Section 203 will not apply to a corporation if (i) the corporation's original certificate of incorporation contains a provision expressly electing not be governed by this section or (ii) the corporation, by the action of its stockholders holding a majority of outstanding stock, adopts an amendment to its certificate of incorporation or by-laws expressly electing not be governed by Section 203 (such amendment will not be effective until 12 months after adoption and shall not apply to any business combination between such corporation and any person who became an interested stockholder of such corporation on or prior to such adoption). The Company has not elected out of Section 203, and the restrictions imposed by
Section 203 apply to the Company. Section 203 could, under certain circumstances, make it more difficult for a third party to gain control of the Company.

Shares Eligible for Future Sale.

         Sales of a substantial amount of Common Stock in the public market, or the perception that such sales may occur, could adversely affect the market price of the Common Stock prevailing from time to time in the public market and could impair the Company's ability to raise additional capital through the sale of its equity securities in the future. As of December 8, 1999, the Company has issued and outstanding approximately 4,910,000 shares of Common Stock, approximately 3,910,000 of which are believed to be "restricted" or "control" shares for purposes of the Act. "Restricted" shares are those acquired from the Company or an "affiliate" other than in a public offering, while "control" shares are those held by affiliates of the Company regardless as to how they were acquired. By the end of March 2000, 3,750,000 of these restricted shares will have been outstanding for over one year and thus will be eligible for sale under Rule 144. Near the beginning of August 2000, the remainder of these restricted shares will have been outstanding for over one year and thus will be eligible for sale under Rule 144. However, 3,750,000 of the approximately 3,910,000 shares believed to be "restricted securities" are held by affiliates of the Company and must (by law) be sold subject to the volume limitations of Rule 144 described above, thus restraining the number of shares that can sold in any period of time.

         In general, under Rule 144, one year must have elapsed since the later of the date of acquisition of restricted shares from the Company or any affiliate of the Company. No time needs to have lapsed in order to sell control shares. Once the restricted or control shares may be sold under Rule 144, the holder is entitled to sell within any three-month period such number of restricted or control shares that does not exceed the greater of 1% of the then outstanding shares or the average weekly trading volume of shares during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission. Sales under Rule 144 are also subject to certain restrictions on the manner of selling, notice requirements and the availability of current public information about the Company. Under Rule 144, if two years have elapsed since the holder acquired restricted shares from the Company or from any affiliate of the Company, and the holder is deemed not to have been an affiliate of the Company at any time during the 90 days preceding a sale, such person will be entitled to sell such Common Stock in the public market under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements.

                                    PART II.

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
         COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

         Thus far, the Company's common stock (the "Common Stock") has been traded on an extremely limited basis in the "Electronic Pink Sheets" of the National Quotation Bureau under the symbol "PVDC". After this Registration Statement becomes effective and subject to the sponsorship of a market maker, the Company expects the Common Stock to be traded on the OTC Bulletin Board. The Company has been advised that during the third quarter of 1999 one sale and purchase of 1,300 shares of Common Stock occurred at a price of $1.50 per share, and one sale and purchase of 1,100 shares and another sale and purchase of 200 shares occurred, both at a price of $1.75 per share. Other than as just described, the Company knows of no other sales and purchases of Common Stock. As of December 8, 1999, the Company had seven holders of record.

         The Company has never paid cash dividends, and has no intentions of paying cash dividends in the foreseeable future.

ITEM 2.  LEGAL PROCEEDINGS.

         None.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND
                       FINANCIAL DISCLOSURE.

         None.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

         In connection with the formation of the Company during March 1999, the Company issued to The Zack Curtin Trust 3,750,000 shares of the Company's common stock (the "Common Stock"), in consideration of the assignment of its interest in certain patent rights and the payment of $3,750 in cash. In addition, in connection with the formation of the Company and in consideration of the assignment of their interests in such patent rights, the Company issued to three other persons an aggregate of 155,000 shares of the Common Stock. All of these issuances are claimed to be exempt pursuant to Regulation D under the Securities Act of 1933 (the "Act").

         During March 1999, the Company sold an aggregate of 1,000,000 shares of Common Stock to two persons for a per-share purchase price of $.02. These sales are claimed to be exempt pursuant to Regulation D under the Act.

         During July 1999, the Company sold 5,000 shares of Common Stock to a foreign trust for a per-share purchase price of $1.00. This sale is claimed to be exempt pursuant to Regulation D under the Act.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Company's Certificate of Incorporation provides that, to the fullest extent authorized by the Delaware Law, the Company shall indemnify each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "Proceeding") because he is or was a director or officer of the Company, or is or was serving at the request of the Company as a director, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise, against all expenses, liabilities and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) actually and reasonably incurred or suffered by him in connection with such Proceeding.

         Under Section 145 of the Delaware Law, a corporation may indemnify a director, officer, employee or agent of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed Proceeding (other than an action by or in the right of the corporation) if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In the case of an action brought by or in the right of the corporation, the corporation may indemnify a director, officer, employee or agent of the corporation against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of any threatened, pending or completed action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that a court determines upon application that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

         The Company's Certificate of Incorporation also provides that expenses incurred by a person in his capacity as director of the Company in defending a Proceeding may be paid by the Company in advance of the final disposition of such Proceeding as authorized by the Board of Directors of the Company in advance of the final disposition of such Proceeding as authorized by the Board of Directors of the Company upon receipt of an undertaking by or on behalf of such person to repay such amounts unless it is ultimately determined that such person is entitled to be indemnified by the Company pursuant to the Delaware Law. Under Section 145 of the Delaware Law, a corporation must indemnify a director, officer, employee or agent of the corporation against expenses (including attorneys' fees) actually and reasonably incurred in by him in connection with the defense of a Proceeding if he has been successful on the merits or otherwise in the defense thereof.

         The Company's Certificate of Incorporation provides that a director of the Company shall not be personally liable to the Company of its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for breach of a director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware Law for the willful or negligent unlawful payment of dividends, stock purchase or stock redemption or (iv) for any transaction from which a director derived an improper personal benefit.

         The Company may attempt to procure directors' and officers' liability insurance which insures against liabilities that directors and officers of the Company may incur in such capacities.


FINANCIAL STATEMENTS

         An index of the Financial Statements of the Company appears at Page F-1 hereof, the report of Company's Independent Auditors appears at Page F-2 hereof, and the Financial Statements of the Company appear at Page F-3 through F-10 hereof.


                                    PART III.

ITEM 1.  INDEX TO EXHIBITS.

         The following Exhibits are filed herewith:

Exhibit No.       Description

3.01              First Amended and Restated Certificate of Incorporation of the Company.
3.02              Bylaws of the Company.
4.01              Specimen Common Stock Certificate.
10.01             Patent License Agreement dated December ____, 1999 between the Company and Lawrence F. Curtin.
10.02             Web Site Lease Agreement dated December ____, 1999 between the Company and Lawrence F. Curtin.
10.03             Stock Option Agreement dated December ____, 1999 by the Company in favor of Harvey Judkowitz.
21.01             Subsidiaries of Registrant.
23.01             Consent of Sewell and Company, PA.

                                                     SIGNATURES

         In accordance with Section 12 of the Securities Act of 1934, the Company caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

December 20, 1999                     PHOTOVOLTAICS.COM, INC.


                                        By: /s/ Lawrence F. Curtin
                                        Lawrence F. Curtin,
                                        President

                             PHOTOVOLTAICS.COM, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                              FINANCIAL STATEMENTS
                                 FOR THE PERIOD
                       MARCH 10, 1999 (DATE OF INCEPTION)
                               TO OCTOBER 31, 1999





                                    CONTENTS



                                                                                                 Page


Independent Auditors' Report                                                                       2

Balance Sheet                                                                                      3

Income Statement                                                                                   4

Statement of Changes in Stockholders' Equity                                                       5

Statement of Cash Flows                                                                            7

Notes to Financial Statements                                                                      8







                          INDEPENDENT AUDITORS' REPORT





To the Stockholders
Photovoltaics.Com, Inc. (A Development Stage Company)
Key Biscayne, Florida

We have audited the accompanying balance sheet of Photovoltaics.Com, Inc. (a development stage company) as of October 31, 1999, and the related statements of income, changes in stockholders' equity, and cash flows for the period from March 10, 1999 (inception) to October 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Photovoltaics.Com, Inc. (a development stage company) as of October 31, 1999, and the results of its operations, and its cash flows for the period from March 10, 1999 (inception) to October 31, 1999, in conformity with generally accepted accounting principles.





SEWELL AND COMPANY, PA



Hollywood, Florida
December 14, 1999

                       PHOTOVOLTAICS.COM, INC.
                    (A DEVELOPMENT STAGE COMPANY)
                            BALANCE SHEET
                           OCTOBER 31, 1999

                               Assets
Current assets
  Cash                                                                                                      $    800
                                                                                                            --------
Total current assets                                                                                        $    800

Intangible Assets
  Patent and license, net of accumulated
    amortization of  $1,537
                                                                                                              44,573
                                                                                                              ------
                                                                                                          $   45,373
                                                                                                          ==========

               Liabilities and Stockholders' Equity
Liabilities
  Accounts payable                                                                                        $   1,000
  Total current liabilities                                                                               $   1,000

Stockholders' Equity
  Common stock $.01 par value; 20 million shares
    authorized; 4,945,300 issued and outstanding                                                         $   49,453
  Additional paid in capital                                                                                 44,897
  Deficit accumulation during the development stage                                                         (49,977)
                                                                                                             -------
                                                                                                             44,373
                                                                                                             ------
                                                                                                         $   45,373
                                                                                                         ==========

                       PHOTOVOLTAICS.COM, INC.
                    (A DEVELOPMENT STAGE COMPANY)
                          INCOME STATEMENT
                   FOR THE PERIOD FROM MARCH 10, 1999 (DATE OF INCEPTION)
                         TO OCTOBER 31, 1999


Revenues                                                                          $        0

Expenses
  Licensing and website expenses                                                  $   44,583
  Accounting                                                                           2,000
  Amortization expense                                                                 1,537
  Transfer agent fees                                                                  1,276
  Stock certificate expenses                                                             480
  Bank charges                                                                           101
                                                                                   ---------
Total Expenses                                                                        49,977
                                                                                   ---------

Net Loss                                                                         $  (49,977)
                                                                                 ===========

Earning per share
   Net Loss per Common Share                                                      $   (0.01)

                                      F-4

                             PHOTOVOLTAICS.COM, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
             FOR THE PERIOD FROM MARCH 10, 1999 (DATE OF INCEPTION)
                               TO OCTOBER 31, 1999

                                                                    Common Stock         Paid in      Accumulated
                                                                Shares        Amount     Capital        Deficit         TOTAL
Issuance of common stock in exchange for
   Patent and cash to Zack Curtin Trust at
    $ 0.01 per share on March  3, 1999                         3,750,000      $37,500       $  -           $     -    $ 37,500
Issuance of common stock in exchange for
    cash to Glenogra Limited at $ 0.02 per
    share on March 17, 1999                                    1,000,000       10,000    10,000                         20,000
Issuance of common stock in exchange for
     cash to Esscentaials Ltd.  at $1 per share
     on March 17, 1999                                             5,000           50     4,950                          5,000
Issuance of common stock in exchange for
     paint patent services to Ira L. Dubistky at
     $ 0.01 per share, on July 31, 1999                           30,000          300                                      300
Issuance of common stock in exchange for
     paint patent services to Quest Ventura
     Partners at $ 0.01 per share - July 31, 1999                100,000        1,000                                    1,000
                                                                  ------      -------    ------           ----     -----------
                              Sub- total                       4,885,000      $48,850    $14,950            $    -    $ 63,800


                             PHOTOVOLTAICS.COM, INC.
                          (A DEVELOPMENT STAGE COMPANY)
            STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (CONTINUED)
             FOR THE PERIOD FROM MARCH 10, 1999 (DATE OF INCEPTION)
                               TO OCTOBER 31, 1999

                                                                Common Stock          Paid in      Accumulated
                                                             Shares       Amount      Capital        Deficit          TOTAL
                           Sub-total                           4,885,000    $ 48,850     $14,950           $          $ 63,800

Issuance of common stock in exchange for
     paint patent services to Donald and Pauline
     Roux at $ 0.01 per share on July 31, 1999                   25,000          250                                       250

Issuance of common stock in exchange for
     cash to Lawrence Curtin at $ 1 per share
     on  July 31, 1999                                           35,300          353      29,947                        30,300
Net loss from operations                                                                               (49,977)        (49,977)
                                                                -------       -------    -------      --------         --------
Balance October 31, 1999                                      4,945,300      $49,453     $44,897    $  (49,977)       $ 44,373

                             PHOTOVOLTAICS.COM, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CASH FLOWS
             FOR THE PERIOD FROM MARCH 10, 1999 (DATE OF INCEPTION)
                               TO OCTOBER 31, 1999

Cash flows from operating activities
  Net Loss                                                                                      $   (49,977)
  Adjustments to reconcile net income to net cash
  provided by operating activities:
   Amortization                                                                                        1,537
   Increase (decrease) in accounts payable                                                             1,000
                                                                                                       -----
   Total adjustments                                                                                   2,537
  Net cash provided (used) by operating activities                                                   (47,440)

Cash flow from investing activities:
  Cash payments for the purchase of property                                                         (10,810)
                                                                                                     -------
  Net cash provided (used) by investing activities                                                   (10,810)

Cash flow from financing activities:
  Proceeds from issuance of common stock                                                              59,050
                                                                                                      ------
  Net cash provided (used) by financing activities                                                    59,050
                                                                                                      ------

Net increase (decrease) in cash and cash equivilents                                                     800


Cash and cash equivalents, March 10, 1999                                                                  0
                                                                                                      ------

Cash and cash equivalents, October 31, 1999                                                        $     800
                                                                                                   =========

Supplemental Cash Flow disclosure:
Shareholders' Equity
Note - During the eight months ended October 31, 1999, the Company issued 4,945,300 shares of common stock pursuant to a private offering.The proceeds from the offering were $ 59, 050 in cash and $ 35,300 in patent's rights, net of registration cost of $ 5,000.

                          NOTES TO FINANCIAL STATEMENTS
                                OCTOBER 31, 1999



1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Description:
Photovoltaics.Com, Inc. (the Company) is licensing a process to manufacture thin film solar cells (photovoltaics). Photovoltaics is the name of the science that uses a semiconductive device to convert sunlight into electricity. The Company also plans to market the product through the Internet.

Organization:
Photovoltaics.Com, Inc. (a development stage company) was incorporated under the laws of the state of Delaware on March 10, 1999.

The Company is considered to be in the development stage and the accompanying financials represent those of a development stage company.

Cash and Cash Equivalents:
For purposes of the statement of cash flows, the Company treats all short-term investments with maturities of three months or less at acquisition to be cash equivalents.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition:
Revenues of Photovoltaics.Com, Inc. are recognized at the time the services are rendered to customers. Services are rendered when the Company's representatives receive the customer's requests and completes the customer's orders.

Amortization:
Amortization of patents and licenses is determined utilizing the straight-line method based generally on the estimated useful lives of the intangibles as follows:

         Patent and license                              15 years

Advertising Cost:
Advertising and marketing costs are expensed as incurred. During the eight months ended October 31, 1999, there were no advertising or marketing expenses.

                             PHOTOVOLTAICS.COM, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                               TO OCTOBER 31, 1999



1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Basic Loss per Share and Diluted Loss per Share:

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings Per Share (SFAS No. 128), which specifies the computation, presentation and disclosure requirements for earnings per share. SFAS No. 128 supercedes Accounting Principle Board Opinion No. 15 entitled Earnings Per Share. Basic earnings per share are computed by dividing income available to common stockholders (the numerator) by the weighted-average number of common shares (the denominator) for the period. The computation of diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued.

The numerator in calculating basic earnings per share is reported net loss. The denominator is based on the following weighted-average number of common shares:


               1999

               Basic   4,799,564


Concentration of Credit Risk:
Financial instruments that potentially subject the Company to credit risk include cash on deposit with one financial institution amounting to $800 at October 31, 1999, which was insured for up to $100,000 by the U.S. Federal Deposit Insurance Corporation.


2.        CAPITAL STOCK TRANSACTIONS

The Articles of Incorporation provide for the authorization of 20,000,000 shares of common stock at $0.01 par value.

On March 10, 1999, 3,750,000 shares of common stock valued at $0.01 per share were issued in exchange for patent rights and cash.

On March 17, 1999, 1,000,000 shares of common stock valued at $0.02 per share were issued in exchange for cash.

                             PHOTOVOLTAICS.COM, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                OCTOBER 31, 1999



2.       CAPITAL STOCK TRANSACTIONS (CONTINUED)

On March 17, 1999, 5,000 shares of common stock valued at $1.00 per share were issued in exchange for cash.

On July 31, 1999, 35,300 shares of common stock valued at $1.00 per share were issued in exchange for cash.

One hundred fifty-five thousand shares of common stock valued at $0.01 per share were issued in exchange for paint patent services, based on Board of Directors assessment of value of services rendered July 31, 1999.

The Company's common stock as of October 31, 1999 consisted of the following:

         20,000,000 shares authorized; 4,945,300 shares
               issued and outstanding, at $0.01 par value.       $ 49,453
                                                                 ========


3.       INTANGIBLE ASSETS

At October 31, 1999, intangible assets were summarized by major classification as follows:

         Patent and license                         $  46,110
         Less:  Accumulated amortization               (1,537)
                                                       ------
                                                     $ 44,573
                                                     ========

Amortization  expense for the eight  months  ended  October 31, 1999 was $1,537.


4.       SUBSEQUENT EVENTS

On November 10, 1999, the Company granted to an officer of the Company options to purchase 50,000 shares of its common stock at a price of $1.00 per share. The options expire on November 9, 2009. These options are exercisable as of November 10, 1999.

Prior to the audit report date, but subsequent to October 31, 1999, the Company amended and restated its articles of incorporation to authorize 10,000,000 shares of Preferred Stock with a par value of $0.01 per share.

                                 EXHIBITS INDEX

Exhibit
Number            Description                                                                                  Page

3.01              First Amended and Restated Certificate of Incorporation of the Company.*
3.02              Bylaws of the Company.*
4.01              Specimen Common Stock Certificate.*
10.01             Patent License Agreement dated December ____, 1999 between the Company and
                    Lawrence F. Curtin.*
10.02             Web Site Lease  Agreement  dated December ____,  1999 between the Company and
                    Lawrence F. Curtin.*
10.03             Stock Option  Agreement dated December  ____,  1999
                    by the  Company  in  favor  of  Harvey  Judkowitz.*
21.01             Subsidiaries of Registrant.* 23.01 Consent of Sewell and Company, PA.*

*  To be filed by amendment
